UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38992

Afya Limited

(Exact name of registrant as specified in its charter)

Rua Paraíba, No. 330, 17th Floor, Bairro Funcionários,

Belo Horizonte, Minas Gerais, 30130-917, Brazil

+55 (31) 3515 7550

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

Date: June 2, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Annual General Meeting of Shareholders and Form of Proxy Card for Registered Shareholders
99.2	Proxy Statement

Afya Limited

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of Afya Participações S.A., Rua Paraíba, No. 330, 17th Floor, Bairro Funcionários, Belo Horizonte, Minas Gerais, 30130-917, Brazil, and virtually by accessing the following link https://edge.media-server.com/mmc/p/ej9nfse2 (password: afya2026), on the 22nd day of June 2026 at 10:00 a.m. BRT, for the purpose of considering and, if thought fit, passing and approving the following resolution:

1.	"As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified."

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

Shareholders may participate in the AGM virtually by accessing the following link https://edge.media-server.com/mmc/p/ej9nfse2 (password: afya2026). Participation by a shareholder in the AGM in this manner shall be treated as presence in person at the AGM and such shareholder shall be counted in a quorum and entitled to vote in accordance with Article 18.3 of the Articles of Association of the Company.

The Board of Directors of the Company (the "Board") has fixed the close of business, BRT, on May 15, 2026, BRT, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares, Class A restricted shares and the Class B common shares of the Company as at the close of business, BRT, on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2025 Financial Statements for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on March 31, 2026 (the “Financial Statements”). Shareholders may obtain a copy of the Financial Statements, free of charge, from the Company’s website at https://ir.afya.com.br or by contacting the Company’s Investor Relations Department by email at ir@afya.com.br.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Kay Kraft__________________

Kay Kraft

Director

June 2, 2026

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

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NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.
3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Afya Participações S.A., Rua Paraíba, No. 330, 17th Floor, Bairro Funcionários, Belo Horizonte, Minas Gerais, 30130-917, Brazil, or send copies of the foregoing by email to ir@afya.com.br, in each case marked for the attention of Renata Couto, Anibal Sousa and Rodrigo Proença, not later than 11:59 p.m. BRT on June 21, 2026 or on the day prior to the date of an adjourned AGM in accordance with the Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.
4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.
5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
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No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural Person, by its duly authorised representative, shall represent a quorum.

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AFYA LIMITED

Proxy for Annual General Meeting of Shareholders on June 22, 2026

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Anibal José Grifo de Sousa and Renata Costa Couto and each of them, or failing either of them, the duly appointed Chairman of the Meeting, with full power of substitution and power to act alone, as proxies to vote all the Class A common shares, Class B common shares and Class A 144 shares (restricted) of the Company which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Afya Limited, to be held June 22, 2026, at 10:00 am Brasilia time at the Afya Participações S.A. headquarters at Rua Paraíba, No. 330, 17th Floor, Funcionários District, Belo Horizonte, Minas Gerais, Brazil, ZIP Code 30130-917, (shareholders and their duly appointed proxies will also be able to participate in the AGM virtually by accessing the following link **edge.media-server.com/mmc/p/ej9nfse2** (password: **afya2026**)), and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)

1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

June 22, 2026

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via **equiniti.com/us/ast-access** to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:

The proxy statement and our 2025 financial statements are available on the Investor Relations section of the Company's website at **ir.afya.com.br**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000001000 3 062226

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2025 be approved and ratified.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

June 22, 2026, 10:00 am Brasilia time

PROXY VOTING INSTRUCTIONS

INTERNET - Access **www.voteproxy.com** and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 pm Brasilia time on June 21, 2026.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The Company will be hosting the meeting virtually this year. To attend the virtual meeting, please visit **edge.media-server.com/mmc/p/ej9nfse2** and be sure to have your control number available. The meeting password is **afya2026**.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via **equiniti.com/us/ast-access** to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The proxy statement and our 2025 financial statements are available on the Investor Relations section of the Company's website at **ir.afya.com.br**

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030000000000001000 3 062226

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2025 be approved and ratified.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Afya Limited

P.O. Box 309

Ugland House
Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Afya Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held at the offices of Afya Participações S.A., Rua Paraíba, No. 330, 17th Floor, Bairro Funcionários, Belo Horizonte, Minas Gerais, 30130-917, Brazil, and virtually by accessing the following link https://edge.media-server.com/mmc/p/ej9nfse2 (password: afya2026), on the 22nd day of June, 2026 at 10:00 a.m. BRT.

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2025 can be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br com and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

On or about June 2, 2026, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”), Class A 144 shares (restricted) (the “Class A Restricted Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares and Class A Restricted Shares, the “Common Shares”) of the Company as at the close of business on May 15, 2025, BRT (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 93,722,831 Common Shares were issued and outstanding, including 52,878,489 Class A Common Shares, 2,270,208 Class A Restricted Shares and 38,574,134 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share and Class A Restricted Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by ordinary resolutions (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about June 2, 2026, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., BRT, on June 21, 2025 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at

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www.voteproxy.com by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, mobile device, proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@afya.com.br, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., BRT, on June 21, 2025.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The Company seeks shareholder approval and ratification of the Company’s 2025 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s 2025 financial statements is available on the on the Investor Relations section of the Company’s website at https://ir.afya.com.br.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025.

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ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2025 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.afya.com.br and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Kay Krafft June 2, 2026

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